FOR IMMEDIATE RELEASE
For more information contact:
K.M. Hoveland, President/CEO
Dustin Luton, Chief Financial Officer
(626) 339-9663

K-FED BANCORP ANNOUNCES 3RD QUARTER EARNINGS

Covina, CA – May 3, 2010. K-Fed Bancorp (NASDAQ: KFED) (the Company), the parent company of Kaiser Federal Bank (the Bank), reported net income of $1.1 million, or $0.08 per diluted share for the quarter ended March, 31, 2010 and $1.3 million, or $0.10 per diluted share for the nine months then ended. This compares to net income of $1.2 million, or $0.09 per diluted share for the quarter ended March 31, 2009 and $3.5 million, or $0.27 per diluted share for the nine months then ended.  The primary reason for the decline in net income was an increase in the provision for loan losses for the three and nine months ended March 31, 2010.

Consistent with prior quarter, the prolonged distressed economic environment in California, elevated unemployment levels and depressed real estate market continue to impact the Company’s asset quality. Delinquent loans 60 days or more totaled $18.6 million or 2.44% of total loans and non-performing assets totaled $29.9 million or 3.34% of total assets at March 31, 2010. Delinquent loans 60 days or more totaled $8.5 million or 1.13% of total loans and non-performing assets totaled $9.4 million or 1.05% of totaled assets at June 30, 2009. The Bank continues to work with responsible borrowers to keep their properties and as a result has restructured $10.1 million in mortgage loans of which $8.5 million are performing according to their revised contractual terms at March 31, 2010. This compares to $2.1 million in restructured loans at June 30, 2009. Of the $10.1 million in restructured loans, $8.4 million are reported as non-accrual at March 31, 2010.

Also included in non-accrual loans at March 31, 2010 were two multi-family loans totaling $2.8 million and one commercial real estate loan totaling $2.7 million. These loans were added to non-accrual for the quarter ended December 31, 2009 and remain on non-accrual at March 31, 2010. There were no multi-family or commercial real estate loans on non-accrual at June 30, 2009.

Provision for loan losses increased to $2.3 million for the quarter ended March 31, 2010 from $660,000 for the same quarter last year. Provision for loan losses increased to $8.8 million for the nine months ended March 31, 2010 from $2.0 million for the same period last year. The increase in the provision for loan losses reflected management’s continuing assessment of the credit quality of the Bank’s loan portfolio, which is affected by various trends, including current economic conditions and expected credit losses.

Net interest margin increased to 3.25% for the quarter ended March 31, 2010 from 2.83% for the same quarter last year. Net interest margin increased to 3.11% for the nine months ended March 31, 2010 from 2.65% for the same period last year. The increases in the net interest margin reflected a significant reduction in the cost of funds as a result of the low interest rate environment and repayment of $60.0 million in higher costing Federal Home Loan Bank (FHLB) advances during the past nine months.

Total assets decreased slightly to $893.1 million at March 31, 2010 from $895.1 million at June 30, 2009 while gross loans receivable increased to $765.4 million at March 31, 2010 from $751.5 million at June 30, 2009. The decrease in total assets was a result of the repayment of $60.0 million in FHLB advances as well as the return of $25.0 million in State of California time deposits.  The repayment of FHLB advances and State of California time deposits was funded with available liquidity due to strong deposit growth.  The repayment of borrowings was partially offset by an increase in deposits.

Total deposits increased $82.5 million to $648.7 million at March 31, 2010 as compared to $566.2 million at June 30, 2009.  The increase was comprised of increases of $50.8 million in certificates of deposit, $17.6 million in checking and savings balances and $14.1 million in money market balances.  The increase in certificate of deposit balances was primarily a result of promotions for these types of accounts as well as an increase in non promotional individual retirement account balances experienced in December 2009 and January 2010.  The increase in checking and savings balances was primarily a result of a higher than normal payroll experienced by a significant number of our customers at the end of March.  In addition, money market balances have steadily increased throughout the fiscal year.

Noninterest expense increased to $4.3 million for the quarter ended March 31, 2010 as compared to $4.2 million for the quarter ended March 31, 2009.  Noninterest expense increased to $12.8 million for the nine months ended March 31, 2010 as compared to $12.1 million for the nine months ended March 31, 2009. The increases were primarily a result of an increase in federal deposit insurance premiums of $84,000 and $398,000 for the three and nine months ended March 31, 2010, respectively.

Total equity, represented 10.42% of total assets and increased to $93.0 million at March 31, 2010 from $92.6 million at June 30, 2009.  Currently, the Bank meets all regulatory capital requirements established by the Office of Thrift Supervision in order to be classified as a “well-capitalized” bank.

This release contains certain forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business of K-Fed Bancorp and Kaiser Federal Bank, and changes in the securities markets. We caution readers not to place undue reliance on forward-looking statements. The Company disclaims any obligation to revise or update any forward-looking statements contained in this release to reflect future events or developments.

K-FED BANCORP
Selected Financial Data and Ratios (Unaudited)
March 31, 2010
 (Dollars in thousands, except per share data)

Selected Financial Condition Data and Ratios:	March 31 2010	June 30 2009
Total assets	$893,134	$895,097
Gross loans receivable	765,427	751,461
Allowance for loan losses	(12,820)	(4,586)
Cash and cash equivalents	66,137	73,705
Total deposits	648,738	566,193
Federal Home Loan Bank advances	147,000	207,004
State of California time deposits	—	25,000
Total stockholders’ equity	$93,021	$92,558

Asset Quality Ratios:
Equity to total assets	10.42%	10.34%
Delinquent loans 60 days or more to total loans	2.44%	1.13%
Non-performing loans to total loans	3.77%	1.18%
Non-performing assets to total assets	3.34%	1.05%
Net charge-offs to average loans outstanding (annualized)	0.10%	0.16%
Allowance for loan losses to total loans	1.68%	0.61%
Allowance for loan losses to non-performing loans	44.40%	51.69%

Selected Operating Data and Ratios:	Three Months Ended March 31		Nine Months Ended March 31
	2010	2009	2010	2009
Interest income	$11,251	$11,284	$33,788	$33,902
Interest expense	(4,341)	(5,478)	(13,926)	(17,654)
Net interest income	6,910	5,806	19,862	16,248
Provision for loan losses	(2,272)	(660)	(8,787)	(2,007)
Net interest income after provision for loan losses	4,638	5,146	11,075	14,241
Noninterest income	1,115	1,038	3,508	3,426
Noninterest expense	(4,250)	(4,218)	(12,843)	(12,120)
Income before income tax expense	1,503	1,966	1,740	5,547
Income tax expense	(394)	(772)	(427)	(2,013)
Net income	$1,109	$1,194	$1,313	$3,534

Net income per share – basic and diluted	$0.08	$0.09	$0.10	$0.27
Return on average assets (annualized)	0.50%	0.56%	0.20%	0.55%
Return on average equity (annualized)	4.79%	5.20%	1.88%	5.16%
Net interest margin (annualized)	3.25%	2.83%	3.11%	2.65%
Efficiency ratio	52.96%	61.63%	54.95%	61.60%

K-FED BANCORP
Selected Financial Data and Ratios (Unaudited)
March 31, 2010
 (Dollars in thousands)

	At March 31,	At June 30,
Non-accrual loans:	2010	2009
Real estate loans:
One-to-four family	$14,997	$6,766
Multi-family	2,786	—
Commercial	2,673	—
Other loans:
Automobile	27	—
Home Equity	—	—
Other	1	11
Troubled debt restructurings:
One-to-four family	7,698	1,859
Multi-family	689	235
Commercial	—	—
Total non-accrual loans	28,871	8,871

Other real estate owned and repossessed assets:
Real estate:
One-to-four family	976	496
Multi-family	—	—
Commercial	—	—
Other:
Automobile	27	3
Home equity	—	—
Other	—	—
Total other real estate owned and repossessed assets	1,003	499
Total non-performing assets	$29,874	$9,370

	Loans Delinquent :
	60-89 Days		90 Days or More		Total Delinquent Loans
	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount
Delinquent Loans:
At March 31, 2010
Real estate loans:
One-to-four family	7	$2,595	31	$13,182	38	$15,777
Multi-family	—	—	2	2,786	2	2,786
Commercial	—	—	—	—	—	—
Other loans:
Automobile	2	29	2	27	4	56
Home equity	—	—	—	—	—	—
Other	4	7	1	1	5	8
Total loans	13	$2,631	36	$15,996	49	$18,627

At June 30, 2009
Real estate loans:
One-to-four family	6	$2,212	14	$6,220	20	$8,432
Multi-family	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Other loans:
Automobile	3	16	—	—	3	16
Home equity	—	—	—	—	—	—
Other	11	16	6	11	17	27
Total loans	20	$2,244	20	$6,231	40	$8,475